UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 000-55163

VALDOR TECHNOLOGY INTERNATIONAL INC.
(Translation of registrant's name into English)

450 - 789 West Pender Street, Vancouver BC V6C 1H2, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[X] Form 20-F      [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated June 26, 2014

99.2	Condensed Interim Consolidated Financial Statements for the period ended June 30, 2014

99.3	Management's Discussion and Analysis for the period ended June 30, 2014

99.4	News Release dated July 15, 2014

99.5	News Release dated July 17, 2014

99.6	News Release dated August 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valdor Technology International Inc.

/s/ Brian Findlay
Brian Findlay
Chief Financial Officer and Director

September 12, 2014